Exhibit 12.1

QTS Realty Trust, Inc.

QualityTech, LP

Computation of Ratio of Earnings to Combined Fixed Charges

	Year ended December 31,
	2017 (1)	2016 (1)	2015 (1)	2014 (1)	2013 (2)
Earnings:
Pre-tax income (loss) from continuing operations	$(8,321)	$14,709	$14,064	$19,103	$3,850
Add: Fixed charges	45,506	35,322	31,715	22,079	23,093
Less: Capitalized interest	(14,277)	(11,372)	(9,767)	(6,525)	(4,135)
Total earnings	$22,908	$38,659	$36,012	$34,657	$22,808

Fixed Charges and Preferred Stock Dividends:
Interest expense (excluding amortization of deferred financing costs)	$26,884	$19,613	$17,865	$12,535	$15,949
Capitalized interest	14,277	11,372	9,767	6,525	4,135
Amortization of deferred financing costs and bond discount	3,639	3,545	3,424	2,774	2,775
Interest factor in rents	706	792	659	245	234
Fixed Charges	$45,506	$35,322	$31,715	$22,079	$23,093

Ratio of earnings to fixed charges	0.50	1.09	1.14	1.57	-	(3)

(1)	Consolidated results for the years ended December 31, 2017, 2016, 2015 and 2014 are the same for both QTS Realty Trust, Inc. and QualityTech, LP.
(2)

Due to the timing of the IPO of QTS Realty Trust, Inc., which was completed on October 15, 2013, the financial data and ratio of earnings to combined fixed charges for the year ended December 31, 2013 reflect the financial data and ratio of earnings to combined fixed charges for QTS Realty Trust, Inc. with its historical predecessor, QualityTech, LP. The financial data for the period from October 15, 2013 to December 31, 2013 was the same for both QTS Realty Trust, Inc. and QualityTech, LP.

(3)	The shortfall of earnings (loss) to fixed charges for the years ended December 31, 2013 was approximately $0.3 million.